UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Modsys International. Ltd.
(formerly BluePhoenix Solutions, Ltd.)

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

M70378100

(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,964,316 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,964,316 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,964,316		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.00% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,408,168 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P., plus 356,148 Warrants and 200,000 Preferred Shares, exercisable 1:1 to purchase Ordinary Shares.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)　☐ (b)　☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 6,000,849 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 6,000,849 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,849		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.19% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,849 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 6,000,849 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,849		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.19% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,849 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 6,000,849 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,849		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.19% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 6,000,849 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 6,000,849 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,849		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.19% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,000,849 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Partners Fund (Delaware), L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,533 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 36,533 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,533		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. In previous filings, name was Columbia Pacific Partners Fund, Ltd.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 36,533 Ordinary Shares owned by Columbia Pacific Partners Fund (Delaware), L.P.

[3] Based on 18,685,496 Ordinary Shares outstanding as of August 9, 2016 as reported in the Company's Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

EXPLANATORY NOTE

This Amendment No. 13 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund (Delaware), L.P., a Delaware limited partnership (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014, April 3, 2015, September 21, 2015 and January 11, 2016 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5.   Interest in Securities of the Company

The responses set forth in Items 5(a) and 5(b) are hereby replaced in their entirety by the following:

(a)   See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons, except as expressly set forth below.

(b)   See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is the sole general partner of the Opportunity Fund and the investment manager of the Partners Fund, who are primarily responsible for all investment decisions regarding the Funds' investment portfolios. As a result of such role and otherwise by virtue of their relationship to the Funds and the Adviser, each may be deemed to have sole voting and dispositive power over the Shares directly beneficially owned by the Funds and, accordingly, may be deemed to indirectly beneficially own such Shares. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

The response set forth in Item 5(c) is hereby amended and supplemented as follows:

(c)   The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were effected in unsolicited broker transactions in the open-market as set forth in Schedule A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2016   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
By: Columbia Pacific Advisors, LLC
        General Partner

        /s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

   COLUMBIA PACIFIC ADVISORS, LLC

By: */s/ Alexander B. Washburn*
Name: Alexander B. Washburn
Title: Managing Member

        /s/ Alexander B. Washburn
        ALEXANDER B. WASHBURN

        /s/ Daniel R. Baty
        DANIEL R. BATY   (1)

        /s/ Stanley L. Baty
        STANLEY L. BATY   (1)

        COLUMBIA PACIFIC PARTNERS FUND (Delaware), L.P.
By: Columbia Pacific Advisors, LLC
        Investment Manager

        /s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

SCHEDULE A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

Date	Fund	Transaction	Shares	Price
09/13/2016	Opportunity Fund	BUY	5,458	1.299
09/14/2016	Opportunity Fund	BUY	4,360	1.30
09/15/2016	Opportunity Fund	BUY	2,800	1.25
09/19/2016	Opportunity Fund	BUY	3,300	1.25
09/20/2016	Opportunity Fund	BUY	6,003	1.25
09/21/2016	Opportunity Fund	BUY	1,305	1.15
09/22/2016	Opportunity Fund	BUY	8,532	1.15
09/26/2016	Opportunity Fund	BUY	4,500	1.209
09/27/2016	Opportunity Fund	BUY	3,187	1.911
09/28/2016	Opportunity Fund	BUY	11,500	1.1377
09/29/2016	Opportunity Fund	BUY	3,700	1.0751
09/30/2016	Opportunity Fund	BUY	100	1.25
10/06/2016	Opportunity Fund	BUY	100	1.00
10/13/2016	Opportunity Fund	BUY	4,950	1.06
10/14/2016	Opportunity Fund	BUY	32,744	1.0239
10/17/2016	Opportunity Fund	BUY	100	1.10
10/18/2016	Opportunity Fund	BUY	950	1.20
10/20/2016	Opportunity Fund	BUY	5,000	1.2518
10/21/2016	Opportunity Fund	BUY	4,658	1.2278
10/24/2016	Opportunity Fund	BUY	6,893	1.2749
10/25/2016	Opportunity Fund	BUY	4,976	1.2276
10/26/2016	Opportunity Fund	BUY	3,500	1.28
10/27/2016	Opportunity Fund	BUY	10,600	1.3113
10/28/2016	Opportunity Fund	BUY	1,500	1.272
10/31/2016	Partners Fund	SELL	1,407	1.2012
10/31/2016	Opportunity Fund	BUY	2,638	1.20
11/01/2016	Opportunity Fund	BUY	15,000	1.20
11/02/2016	Opportunity Fund	BUY	3,100	1.10
11/03/2016	Opportunity Fund	BUY	5,300	1.10